Exhibit 99.2

Delta Advanced Materials Limited Nasdaq: CISAA Investor Presentation September 2014 Delta SCM

This presentation contains forward - looking statements within the meaning of Section 27A of the Securities Act of 1933, as amende d, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are subject to known and unknown risks, unce rta inties and other factors that may cause actual results, performance or achievements to be materially different from any future resul ts, performance or achievements expressed or implied by such forward - looking statements. Statements preceded or followed by or that otherwise include the words "believes," "expects," "anticipates," "intends," "projects," "estimates," "plans," and similar ex pre ssions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward - looking in nature and not historical facts. Forward - looking statements in this release also include statements about business and economic trends. Investors should a lso consider the areas of risk described under the heading "Forward Looking Statements" and those factors captioned as "Risk Fact ors " in CIS’ periodic reports under the Securities Exchange Act of 1934, as amended, or in connection with any forward - looking statements tha t may be made by CIS. CIS also disclaims any duty to comment upon or correct information that may be contained in reports published by the investme nt community. 2 Forward Looking Statement

Delta: One of China's Top Producers of Fine Specialty Chemicals

Corporate Background

- Founded in 2007, headquartered in Zhenjiang, Jiangsu province, China
- 300 employees, 25% technicians & R&D staff
- 3 chemical production lines
- Recently public via business combination with CIS Acquisition Ltd. in September 2014
- Principle shareholders include management and well-known investment partners Kleiner Perkins Caufield & Byers ("KPCB") and Korea Investment Partners

Lines of Business

- Makes 2 categories of chemical materials: PCT / OCT, UPR
  - Chemical compounds used in industrial / pharmaceutical / agricultural industries – wide number of applications
- Currently #1 in China PCT / OCT production
- Successfully entered high-end UPR market
- Fast growing supply chain / logistics operation
- Has 6 patents, research center jointly built with East China University of Science and Technology

End Markets

- Automotive, Pharmaceutical, Agrochemical, Dye & Pigments, Aerospace, pipelines, Coating-Printing, Clean Energy and Food Additives


Delta






Revenue
(Million)
+30%
+41%
$95
$124
$175
2012
2013
2014
Fiscal Year ended Jun 30

3

Holders / Corporate Beginnings

- Became a NASDAQ listed company through a combination with CIS Acquisition Ltd, (NASDAQ:CISAA) in September 2014
- KPCB and Korea Investment Partners among largest equity investors
- Approximately 7.03 million shares outstanding with earn-out targets that align management interests with shareholders

Post-Merger Pro Forma Cap Table	Common[1]	%
Delta Founder and Management	2,437,800	34.7%
Kleiner Perkins Caufield & Byers	1,066,700	15.2%
Korean Investment Partners	967,900	13.8%
CIS Sponsor	1,500,000	21.3%
CIS Shareholder[2]	500,000	7.1%
Other Minority Shareholders	560,659	8.0%
Total	**7,033,059**	**100.0%**

Delta Management Earnouts	7/1/2014-6/30/2015	7/1/2015-6/30/2016	7/1/2016-6/30/2017	Total
Net Income Target	$8,000,000	$9,200,000	$10,600,000	
Earnout Shares Award (all or none)	500,000	500,000	500,000	1,500,000

1. Doesn't include:
i) 4 million warrants cash exercisable at $10/share, force-redeemed at $15/share, expiring at 12/18/2017
ii) 4.5 million warrants cash exercisable at $10/share, forced-redeemed at $17.5/share, expiring at 12/18/2017
2. $5.2 million CIS common shares approved the CIS-Delta Merger

Why Go Public in US

International Exposure
Delta's end markets are largely international and used by multi-national customers

Access to U.S. capital market
Delta's original VC investor base has considerable experience in U.S. Markets

4

Delta’s Investment Thesis • Market leader in fine and specialty chemical: ranked top PCT/OCT player in China and 2 nd largest globally • Among top 10 UPR producers in C hina • Strong R&D capability with a 6 - month time - to - market product development cycle • Vertically integrated and energy recycling facilities so as to achieve cost competitiveness • Lesser capitalized competitors have struggled during recent downturn while Delta has expanded its capabilities • Best - in - class profit margin and growth rate • FY 2014 revenue of $175.3 million and net income of $6.82 million. 5 Delta is Strong, Well - Positioned… …At the Right Point in the Chemical Industry Cycle • Cyclical industry at inflection point in turnaround • Deflationary pressures in China expected to assist in expanded margins by reducing costs of goods • Pricing beginning to turn in mid - 2014 adds opportunity for margin enhancement .

Industry Overview 6

PRC Chemical Industry • Accounts for approximately 28% of global chemical industry • 3 rd largest industrial segment in China accounting for 10% of GDP • 2 nd largest consumer globally (after US) of basic chemical products • Market dominated by large state owned entities and yet occupied by a large number of smaller entities • CAGR @ 13.9% Fine Chemical Industry • China ranked 3 rd largest nation in fine chemical manufacturing • Fine chemical accounts for ~40% (US ~60%) of total chemical industry • Growth @ 6 - 10% outpacing the general chemical industry 7 The Chemical Industry in China Delta’s management team chose a market that both leverages their expertise to alleviate commodity risk but also is outpacing the general chemical market at large over numerous market cycles

0 40 80 120 160 Jan 01, 2001 Jul 01, 2001 Jan 01, 2002 Jul 01, 2002 Jan 01, 2003 Jul 01, 2003 Jan 01, 2004 Jul 01, 2004 Jan 01, 2005 Jul 01, 2005 Jan 01, 2006 Jul 01, 2006 Jan 01, 2007 Jul 01, 2007 Jan 01, 2008 Jul 01, 2008 Jan 01, 2009 Jul 01, 2009 Jan 01, 2010 Jul 01, 2010 Jan 01, 2011 Jul 01, 2011 Jan 01, 2012 Jul 01, 2012 Jan 01, 2013 Jul 01, 2013 Jan 01, 2014 Jul 01, 2014 Chemical Raw Materials & Finished Goods Ex Factory Price Index, China 18.43% 18.23% 21.05% 17.85% 3.82% 18.84% 17.26% 5.94% 5.52% 0.00% 10.00% 20.00% 30.00% Year Over Year Growth of Industrial Value - add, China Source: China Statistics Yearbook Europe Brent Spot FOB ($) Where are we at within the current cycle? Chinese industrial development cycle 2008 - 2013 Chinese chemical products pricing cycle 2009 - 2012 Signs of bottoming - out Global oil cycle turned in 2008 8

Fine Chemical: Technology as a Critical Success Factor (CSF) Technology Advantages Production Process Know - how Product Development Uniqueness of Product Quality Broad Product Base Fine Chemical Market – Highly Specialized 9 Recycling Technology in Production & Low Product Cost In the general chemical industry, companies typically choose / buy materials based on price / delivery time. Given the specialized nature of fine chemicals, technology and expertise are also deciding factors.

Delta Advanced Materials 10

PCT / OCT • Strong CAGR above general chemical industry • Delta has an industry leading - position in China / Worldwide • Approximately 40% of FY 2014 revenue UPR • High - end resin products • Fast growing due to growth in end markets and acceptance by customers • Approximately 27% of FY 2014 revenue Delta SCM • Providing trading and logistics services • Approximately 23% of FY 2014 revenues • Fastest growing segment of company due to expertise in specialty chemical handling 11 Business Segments – Chemical Manufacturing and Production / SCM

Consumer Goods Fluorescent Whitener Pesticide Fungicide Weedicide Pipeline product: Prothioconazole (A top efficacy fungicide treating wheat) Dye Leather dyeing Antidusting agent Active Pharmaceutical Ingredients (API) Sartan (hypertension) Pipeline product: Sitagliptin (For type 2 diabetes (T2DM) with a global patient population of (200 Million) 12 • Para - chlorotoluene (“PCT”) / Ortho - chlorotoluene (“OCT”) • Chemical intermediate, widely used as a starting reactor • Produced from crude oil and salt • Demand for products largely coming from large exporting countries China and India Used in the following applications: Data Source: CNCET Chemical Production: PCT / OCT CAGR:18% CAGR:17% CAGR:5% CAGR:10% Industry Capacity Utilization in China

13 PCT / OCT – Where is Delta? Data Source: CNCET Industry Concentration, China 2012

14 Delta’s Position in PCT / OCT Market • Delta serves more than 200 clients in pharmaceutical, agrochemical, dye & pigments, coating - printing • Facility built in 2008 , designed by Tianjin University • Currently the largest and most advanced facility in China • Annual capacity of 30 , 000 tonnes Largest Producer of PCT / OCT Based in China / 2 nd Largest Worldwide

15 Delta’s Growth Market: Unsaturated Polyester Resins (“UPR”) High - end resin products • Light weight (1/5 of steel), extremely strong • High anti - corrosion, durable, light Can be applied in the manufacturing of small to large industries such as: • Military • Marine supply eg: Wind turbine • Automotive • pipelines Specific Products Sinks, shower stalls, pipes, tanks, gratings and high performance components for boats, buses, trucks, trailers and automobiles . • Chinese Army QGF03 bullet proof helmet – Made of UPR • Used in making of outer shelter for missiles and rockets to endure heat transfer Confidential Corporation Presentation

Data Source: CNCET Compared to Global Leaders • Vertically integrated • Cost advantage • Product development strengths • Responsive to the local and changing market need Compared to Domestic Competitors • Advantages in the scale and technical capability Delta is one of the top Chinese chemical manufacturers of UPR Industry Concentration, China 2012 16 Delta’s Growth Market: Unsaturated Polyester Resins (“UPR”)

17 Delta’s End Markets – Customer Base • Recent growth is driven by clean energy, high - speed rail, and automotive industry End Markets • Automotive, high speed rail & aerospace: body / structural parts • Hydraulic engineering construction: anticorrosive FRP vessel • Clean Energy: wind turbine blade, body of electric cars • Consumer goods: sanitary ware, electric switch

Delta SCM • $50 million sales in 2014 • 400% year over year growth Manufacturing • Product development • Raw material procurement • Vendor compliance • Raw material sourcing • Factory sourcing • Manufacturing control • Qualification & Procurement Logistics • Export services for MSME on logistics management • Forwarder consolidation • Shipping control • Customs clearance • Local forwarding consolidation • Inland transportation Financing • Short - term financing • Letter of credit • Export credit insurance • Export tax refund financing • Current asset factoring • Tax factoring on export sales • Credit management • Export credit management • Export refund financing • Import customs duty financing • Export credit financing • Production export financing Delta SCM Platform 18

• Expanding on high value - add UPR downstream product line • Innovation & new product development • Extend more OCT/PCT down streaming products • New pipeline products under R&D – Sitagliptin / Prothioconazole • Providing trading and logistics services • Building or acquiring B2B internet vertical platform • Extending into supply chain and export financing • Launching Person - to - Business (P2B) internet financing • Focusing on serving the Micro Small Medium Enterprises (MSME) customers • Acquiring Chinese fine chemical companies or down - streaming companies • In discussions with Korea Investment Partners as financing partner Growth Strategies Manufacturing Delta SCM Acquisitions 19

Financial Review – Top Line Growth Despite Downward Trends in Cycle For Fiscal Year Ended Jun 30 / $ in Millions 95.63 124.22 175.33 0 40 80 120 160 200 2012 2013 2014 Revenue 25.94 24.48 17.42 0 10 20 30 2012 2013 2014 Gross Profit 19.87 21.84 16.34 0 5 10 15 20 25 2012 2013 2014 EBITDA 10.47 11.71 6.83 0 4 8 12 16 2012 2013 2014 Net Income 20 PCT/OCT price volatility driving the profitability / Cycle Beginning to turn • Profit peaked in 2011 • Margin squeezed by weak price in 2014 • Material accounts for 85% of cost of sale • UPR / ECM beginning to add margin stability

Management Team

Chao Xin	• Founder Chairman and CEO • Considerable experience in fine chemicals	• Started his career in Sinochem Group as a sales rep in 1999 • Bachelor's Degree in International Trading, Nanjing University (1999)
Richard Yan	• CFO since April 2011 • 1997-2002 KPMG Shanghai • 2002-2004 CFO of Hartcourt Companies Inc. • 2004-2006 CFO of Sancon Resources Recovery	• 2006-2011 Managing Partner of KRC Advisory • MBA Degree in Shanghai Jiao Tong University, 1997 • Member of Chinese Institute Certified Public Accountants
Greg Wang	• CTO since 2014 • 2011 – 2014 Director Center for Pharmaceutical Research & Development at NJU of Chinese Medicine • 2010 – 2013 – President, Nanjing Anyuan Biopharma Co. Ltd.	• 2006 – The Scripps Research Institute, PostDoc, Organic Chemistry • 2004 - PHD Case Western Reserve University • 1998 – B.S. Organic Chemistry, Nanjing University
Wu Changguang	• COO and Director • 1989-1992 Loan Officer of People's Bank of Danyang City • 1992-2002, Chief Planner at Danyang City Trust and Investment Co., Ltd.	• Joined since November 2007 • Graduated from Banking School of Jiangsu in 1989
George Kaufman	• Independent Director • Managing Director of Investment Banking with Chardan Capital Markets, LLC • Director of Prime Acquisition Corp.	• Founded Detroit Coffee Company, LLC, a national roaster, wholesaler and retail distributor of high-end specialty coffees • BA Economics, University of Vermont 1999
David Chow	• Independent Director • General Manager for China, Interclients LLC, Partner, Shanghai China Bay Partners • Extensive financial planning, corporate internal control and audit, Strategic planning and implementation	• Previously worked as CFOs for Chinese divisions or the Greater China Region of MNCs at General Mills, Haagen-Dazs, Xian Janssen (Johnson & Johnson), Pillsbury & Haagen-Dazs, & Nabisco • Member of AICPA, American Certified Tax Practitioner • BA Santa Clara University
Richard Liu	• Independent Director • 2006-present Partner and Director of Securities Investment Section of Shanghai Huiye Law firm • 2004-2006 Baker & McKenzie Shanghai	• 2001-2004 Shanghai Foreign Service Company • Solid corporate and government experiences • Bachelor in Law, Shanghai University 1992

21

Investment Conclusions • A market leader in fine and specialty chemical: ranked top PCT/OCT player in China and 2 nd largest globally • Among top 10 UPR producers in C hina • Vertically integrated and energy recycling facilities so as to achieve cost competitiveness • Strong R&D capability with a 6 - month time - to - market product development cycle • Extensive experiences in trading, manufacturing and logistics of chemical products also having a unique advantage to break into chemical supply chain management service (Delta SCM) • Well positioned to thrive as the industry bottoms out and weaker players go out of business • Best - in - class profit margin and growth rate, with r evenue of $175.3 million and net Income of $6.82 million as the industry cycles lower. 22

Delta Advanced Materials Appendix: Financial Analysis Public Comparables Corporate Structure Contact Information 23

Fiscal Year ended Jun 30 Financial Analysis Consolidated Statements of Operations and Comprehensive Income Fiscal Year ended Jun 30 ($) 2014 2013 2012 Revenue 175,327,717 124,218,213 95,627,051 Cost of sales - 157,904,729 - 99,733,216 - 69,686,610 Gross profit 17,422,988 24,484,997 25,940,441 Income before income taxes 9,434,787 15,862,377 14,992,414 Income taxes - 2,606,479 - 4,156,641 - 4,520,840 Net income 6,828,308 11,705,736 10,471,574 Balance Sheet Jun 30 ($) 2014 2013 2012 Cash and cash equivalents 9,045,950 3,946,136 7,054,228 Trade and other receivables 77,745,875 61,460,604 40,293,613 Inventories 14,062,567 13,803,489 9,586,598 Current assets 123,709,499 103,950,864 98,281,621 Trade and other payables 35,850,810 27,336,609 43,370,265 Bank borrowings 81,377,050 60,764,176 35,754,719 Current liabilities 151,071,926 118,724,373 81,463,352 Share capital 8,852,713 5,134,788 5,134,788 Financial Ratio Fiscal Year ended Jun 30 2014 2013 2012 Short - term solvency (current ratio) 0.82 0.88 1.21 Long - term solvency (debt ratio) 0.73 0.71 0.76 Turnover of current assets 0.77X 1.20X 1.78X Turnover of non - current assets 1.15X 1.97X 3.86X Gross margin 9.94% 19.71% 27.13% Operating margin 6.55% 14.29% 17.40% Net profit margin 3.89% 9.42% 10.95% ROE 12.31% 24.23% 29.92% 24

Average Selling Price ($) Jun2014 Jun2013 Jun2012 PCT/OCT 1,766.59 1,930.57 1,716.42 UPR 1,873.52 1,881.64 1,711.90 Financial Analysis 25 Fiscal Year ended Jun 30 2014 2013 2012 PCT/OCT Revenue 67,634,632 72,398,974 61,690,363 Cost of Sales 56,874,157 56,313,238 43,989,927 Gross Profit 10,760,475 16,085,736 17,700,436 Gross Profit Margin 15.91% 22.22% 28.69% UPR Revenue 56,230,919 40,428,367 33,800,939 Cost of Sales 49,539,319 31,903,911 25,580,920 Gross Profit 6,691,600 8,524,456 8,220,019 Gross Profit Margin 11.90% 21.09% 24.32% Delta SCM Revenue 49,111,567 11,390,873 135,749 Cost of Sales 49,695,433 12,021,046 115,762 Gross Profit - 583,866 - 630,173 19,987 Gross Profit Margin - 1.19% - 5.53% 14.72% PCT/OCT price volatility driving the profitability • Profit peaked in 2011 • Margin squeezed by weak price in 2014 • Material accounts for 85% of our cost of sale p - chlorobenzaldehyde: our top PCT/OCT revenue generator and a downstream product Toluene: raw material 0 5 10 15 20 25 30 35 40 Jun-11 Mar-12 Nov-12 Aug-13 Apr-14 RMB/KG p-chlorobenzaldehyde Toluene

Public Comparables Ticker Price MCap EV LTM Total EV/Revenue EV/EBITDA P/E Rev Debt 2014 2014 2014 United States Ashland Inc. NYSE:ASH $108.26 8,412 11,157 7,775 3,315 1.4x 6.9x 15.2x Celanese Corporation NYSE:CE $61.30 9,498 11,629 6,726 3,044 1.7x 7.3x 7.5x Dow Chemical NYSE:DOW $54.15 64,660 84,018 57,498 17,839 1.5x 9.9x 19.1x Eastman Chemical Co NYSE:EMN $83.56 12,461 17,137 9,368 4,774 1.8x 8.6x 11.0x FMC Corp NYSE:FMC $61.30 8,168 9,809 4,018 1,698 2.4x 11.6x 18.7x Hawkins Inc. NasdaqGS:HWKN $36.08 383 348 352 0 1.0x 8.5x 20.0x Innophos Holdings Inc NasdaqGS:IPHS $58.74 1,285 1,385 852 139 1.6x 10.5x 21.8x Kronos Worldwide, Inc NYSE:KRO $15.31 1,777 1,949 1,651 350 1.2x 14.9x 87.2x OMNOVA Solutions Inc NYSE:OMN $7.57 359 672 988 447 0.7x 7.5x 15.5x PPG Industries Inc NYSE:PPG $201.83 27,819 28,373 15,835 3,383 1.8x 11.4x 23.6x Hong Kong Bloomage BioTechnology Corp SEHK:963 $1.68 557 527 71 8 7.5x 20.8x 34.2x Changmao Biochemical Engineering Co SEHK:954 $0.13 70 76 106 24 0.7x 4.5x 7.6x China Sanjiang Fine Chemicals Co SEHK:2198 $0.49 487 1,368 677 959 2.0x 61.6x 7.9x EcoGreen Fine Chemicals Group SEHK:2341 $0.30 146 142 218 159 0.6x 3.2x 5.7x Tiande Chemical Holdings SEHK:609 $0.20 170 165 185 5 0.9x 3.4x 6.0x Median 1.5x 8.6x 15.5x Mean 1.8x 12.7x 20.1x 26

Ownership & Corporate Structure CIS Sponsor Master Kingdom (Chao Xin) Kleiner Perkins Caufield Byers （ KPCB ） Korea Investment Partners (KIP) Public Shareholders CIS Acquisition Ltd. (BVI) Elite Ride Ltd. (BVI) Delta Advanced Materials Ltd. (HK) Jiangsu Delta Advanced Materials Ltd. Jiangsu Zhengxin New Material Research and Development Co., Ltd. Binhai Deda Chemical Co., Ltd. Jiangsu Delta Logistics Ltd. Inside China Outside China Delta SCM Delta SCM Delta SCM Manufacturing, Delta SCM 27

28 Delta Advanced Materials Ltd. Contact Information At the Company Accounting & Legal Teams Richard Yan Chief Financial Officer richard@krcprc.com.cn Dominic K.F. Chan & Co Accounting/Auditing Firm Room 2105, 21/F Office Tower, Langham Place 8 Argyle St. Hong Kong, 852 - 27800607 Sichenzia Ross Friedman Ference LLP 61 Broadway | 32nd Floor | New York, NY 10006 T 212 930 9700